You Guys Are Awesome!



Hi <<First Name>>,

Thank you so much to all of you who already invested into our Wefunder campaign! **Because of you, we have already raised over $78,000, in less than a week!** The bad news is that almost half of the Early Bird Bonus is gone, so if you want to take advantage of the discounted share price, please don't delay (it is only available to those investing until $200,000 is reached).

Since our campaign is not yet published to the hundreds of thousands of Wefunder registered investors (until Form C is filed), that means that **all of YOU are benefiting from the discounted share price so far**. And that is the idea - to give back to those who have been supporting us all along.

We are currently waiting for Form C to be filed (could be any minute!), and as soon as it is, Wefunder will make our profile public on their site. We expect that the Early Bird Bonus will sell out within a very short time of that, so if you have been putting off making your investment, please keep this in mind!

If you did not yet have a chance to review our profile, we hope that you will take

payroll as we are!

How Can I Invest?

We are humbled and extremely grateful to have a great group of clients and partners who have shown us so much support. Please help us help other small businesses across America, and make your payroll company the industry leader.

We are counting on you!

Yours truly,

Mike

Reminder: if you are planning on taking advantage of the free Payroll Tax Service for life perk, please invest using the email address associated with your Payroll4Free.com account in order to get credited.

Required SEC language until Form C is filed:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.